Exhibit 4

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Withdrawal of Certificate of Designation (PURSUANT TO NRS 78.1955(6))

Certificate of Withdrawal
to Certificate of Designation
for Nevada Profit Corporations
(Pursuant to NRS 78.1955(6))

1. Name of corporation:	YP CORP.

2. Following is the resolution by the board of directors authorizing the withdrawal of Certificate of Designation establishing the classes or series of stock:

RESOLVED that the Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Nevada Secretary of State on May 7, 2004, is hereby withdrawn.

3. No shares of the class or series of stock being withdrawn are outstanding.

4. Officer Signature:	/s/ Peter Bergmann